UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of Registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste,

Santa María Business District, Panama City,

Republic of Panama

(+507) 205-7000

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

December 9, 2019

RELEVANT INFORMATION

AVIANCA HOLDINGS ANNOUNCES FUNDING OF THE STAKEHOLDER FACILITY LOAN

AND SATISFACTION OF CONDITIONS PRECEDENT TO THE MANDATORY EXCHANGE

OF 8.375% SENIOR SECURED NOTES DUE 2020 FOR 9.00% SENIOR SECURED NOTES

DUE 2023, ALONG WITH COMMITMENTS FOR ADDITIONAL FINANCING

Avianca Holdings S.A. (the “Company”) today announced the successful completion of the reprofiling of its financial debt as well as the funding of the US$250 million convertible secured stakeholder facility loan by United Airlines, Inc. and an affiliate of Kingsland Holdings Limited (the “Stakeholder Loan”) and issued a press release in connection therewith, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K.

The satisfaction of all conditions precedent, having occurred, triggers the automatic mandatory exchange (the “Mandatory Exchange”) of all US$484,419,000 aggregate principal amount of its issued and outstanding 8.375% Senior Secured Notes due 2020 (the “Existing Notes”) for an equivalent principal amount of 9.00% Senior Secured Notes due 2023, which will occur on December 31, 2019. In accordance with the terms of the indenture governing the Existing Notes, consummation of the Mandatory Exchange is automatic and requires no action on the part of any holder of Existing Notes.

The Company also announced today that, in addition to funding of the Stakeholder Loan, it has secured US$125 million in additional secured financing commitments, in all cases subject to the satisfaction of certain closing conditions. These financing commitments include: (i) US$50 million in commitments for convertible loans, on substantially the same economic terms as the Stakeholder Loan, from a group of Latin American investors, and (ii) US$75 million in commitments for senior secured convertible loans and bonds, as a bridge to completion of a potential US$125 million convertible bond offering to preferred shareholders (the “Incremental Bonds”), including (x) a commitment of US$50 million from an investment vehicle managed by Citadel Advisors LLC, for senior secured convertible bonds (the “Citadel Bonds”) and (y) a commitment of US$25 million for senior secured convertible loans from another group of Latin American investors (the “LatAm Bridge Loan”), on substantially the same economic terms as the Stakeholder Loan, except that any voluntary prepayment by the Company on or before the 9-month anniversary of disbursement of the LatAm Bridge Loan will trigger a cash interest payment at 12% per annum over the amount prepaid.

The Citadel Bonds will mature in one year with an initial 9% payment-in-kind (PIK) annual interest rate. Upon the issuance of at least US$140 million aggregate principal amount of Incremental Bonds, the annual interest rate on the Citadel Bonds will be reduced to 3% PIK, and the Citadel Bonds will become prepayable, at the election of the Company, at par. The Citadel Bonds are convertible upon substantially the same terms as the Stakeholder Loan, at an initial conversion price equal to US$4.6217 per one ADS or eight preferred shares of the Company (subject to customary adjustments). The Citadel Bonds also will be convertible into Incremental Bonds upon their initial issuance for identical amounts of aggregate principal amount, up to a maximum of US$50.0 million of Incremental Bonds.

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

Avianca is the commercial brand that identifies the passenger, cargo transportation airlines and on ground services integrated in the Company with a team of more than 21,000 employees. The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

Nothing contained herein shall constitute an offer to purchase any securities or a solicitation of an offer to sell any securities. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and will contain, or incorporate by reference, detailed information about the Company and management, as well as financial statements.

This report and the exhibits attached hereto contain forward-looking statements, which are subject to substantial risks, uncertainties and assumptions. You should not place reliance on these statements. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may” or similar expressions. These statements are based on certain assumptions that the Company and its management have made in light of perceptions of expected future developments and other factors the Company and its management believe are appropriate in these circumstances. As you read and consider this report and the exhibits attached hereto, you should understand that these statements are not guarantees of performance or results. Many factors could affect the Company’s actual performance and results and could cause actual results to differ materially from those expressed in the forward-looking statements, including, among others, risks and uncertainties related to the capital markets. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name: Richard Galindo
Title: General Secretary

Exhibit Index

Exhibit No.	Description

99.1	Press release dated December 9, 2019 – AVIANCA HOLDINGS COMPLETES ITS FINANCIAL REPROFILING AND SECURES USD $375 MILLION IN NEW FINANCING.